# SEC Schedule 13G/A (Amendment No. 19) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SCHOLASTIC CORPORATION, CIK 0000866729
CUSIP: 807066105
Title of class of securities: Common Stock, par value $.01 per share
Address of issuer's principal executive offices: 555 BROADWAY, New York, New York (NY), 10012
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-015273
Filed by CIK 0001055727

## Reporting persons
- William W. Robinson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 188,345; shared voting power 1,831,712; sole dispositive power 188,345; shared dispositive power 1,831,712; aggregate amount beneficially owned 2,020,057 (7.4% of the class)

## Item 1. Issuer
Name of issuer: SCHOLASTIC CORPORATION
Address of issuer's principal executive offices: 557 Broadway, New York, NY 10012

## Item 2. Person Filing
Name of person filing: William W. Robinson
Address of principal business office or, if none, residence: 4056 Hayvenhurst Drive, Encino, CA 91436-3645
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,020,057 (see note to 4(a)). Note to Item 4(a): Includes (A) 188,345 shares owned directly; and (B) shares owned by the Trust under the Will of Maurice R. Robinson (the "Maurice R. Robinson Trust"), as follows: (i) 1,507,402 shares of Common Stock and (ii) 324,310 shares of Common Stock which are receivable upon conversion of 324,310 shares of Class A Stock, par value $.01 per share. The shares of Class A Stock are convertible into shares of Common Stock, at any time at the option of the holder thereof, on a share-for-share basis. Barbara Robinson Buckland, Mary Sue Robinson Morrill, William W. Robinson, and Florence Robinson Ford, who are all siblings, and Andrew S. Hedden are trustees of the Maurice R. Robinson Trust, with shared voting and investment power with respect to the shares of Common Stock and Class A Stock owned by the Maurice R. Robinson Trust.
Percent of class: 7.4
Sole power to vote or to direct the vote: 188,345
Shared power to vote or to direct the vote: 1,831,712
Sole power to dispose or to direct the disposition: 188,345
Shared power to dispose or to direct the disposition: 1,831,712

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Maurice R. Robinson Trust has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock and Class A Stock referred to in the Note to Item 4(a).

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- William W. Robinson: /s/ William W. Robinson, William W. Robinson (02/14/2025)